SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    Form 11-K


               [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1993

                                        or

            [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended ________________

                          Commission file number 1-10102

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SHAWMUT NATIONAL CORPORATION EMPLOYEES' THRIFT PLAN

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           SHAWMUT NATIONAL CORPORATION

                       777 Main Street, Hartford, CT  06115
                      One Federal Street, Boston, MA  02211



                                                    Page 1 of 27  Pages
                                                    Exhibit Index on Page 26

            Table of contents                                       Page


            Report of independent accountants.........................3
            Statement of financial condition at December 31, 1993.....4
            Statement of financial condition at December 31, 1992.....5
            Statement of income and changes in plan equity for the
                 year ended December 31, 1993.........................6
            Statement of income and changes in plan equity for the
                 year ended December 31, 1992.........................7
            Statement of income and changes in plan equity for the
                 year ended December 31, 1991.........................8
            Notes to financial statements.............................9
            Report of independent accountants on additional
            information..............................................22
            Schedule of transactions (purchases) in excess of five
                 percent of investment value for the year ended
                 December 31, 1993.................................. 23
            Schedule of transactions (sales) in excess of five
                 percent of investment value for the year ended
                 December 31, 1993...................................24
            Exhibit index............................................26

                    Report of Independent Accountants



            April 22, 1994

            To the Plan Administration Committee
             and Members of the
             Shawmut National Corporation
             Employees' Thrift Plan



            In our opinion, the accompanying statement of financial condition and the related statement of income and changes in plan equity present fairly, in all material respects, the financial position of the Shawmut National Corporation Employees' Thrift Plan at December 31, 1993 and 1992, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

            As discussed in Note 2, during 1992 the Plan changed its method of accounting for obligations for benefit payments to terminated employees to comply with recently issued guidance for accounting and disclosure by employee benefit plans.


            (Price Waterhouse)
            Hartford, Connecticut

Shawmut National Corporation
Employees' Thrift Plan
Statement of Financial Condition
December 31, 1993
(with comparative totals at December 31, 1992)

                                                   Growth
                                                    and                                                    Small
                                     Fixed         Income                                    Stable     Capitalization
                                     Income        Equity       Savings        Stock         Return        Equity
                                      Fund          Fund          Fund          Fund          Fund          Fund

Assets

Investments, at
  market value                   $ 11,903,585  $ 18,663,746  $ 45,586,288  $ 86,166,177  $ 32,888,894  $ 11,173,424
Cash
Contributions receivable               20,742        42,759                     359,044        46,205        34,991
Accrued interest and dividends         18,449        31,815        57,182       785,079       142,143        18,419
Receivable for investment
  securities sold
Due from other funds                  243,124       632,636           221       250,262       311,690       368,183
Loans to plan members

Total Assets                       12,185,900    19,370,956    45,643,691    87,560,562    33,388,932    11,595,017

Liabilities

Cash overdraft
Payable for investment securities
  purchased                                                                                   141,146
Due to other funds                                              1,057,031
Participant loans pending
  distribution

Total Liabilities                      --            --         1,057,031        --           141,146        --

Net assets representing
  plan equity                    $ 12,185,900  $ 19,370,956  $ 44,586,660  $ 87,560,562  $ 33,247,786  $ 11,595,017



                                     Prime        Limited
                                     Money          Term
                                     Market        Income     Contribution   Restricted       Loan                   Totals
                                      Fund          Fund          Fund          Fund          Fund          1993          1992


Assets

Investments, at
  market value                   $  3,917,822  $  2,149,273  $  1,213,710                              $213,662,919  $188,098,739
Cash                                                                       $    266,018  $     87,116       353,134       407,891
Contributions receivable               49,370         4,276                                                 557,387       574,792
Accrued interest and dividends          9,933         1,142         5,020                      47,341     1,116,523     1,520,528
Receivable for investment
  securities sold                                                                                                         240,446
Due from other funds                  493,944        23,042                                               2,323,102     1,271,687
Loans to plan members                                                                       9,846,232     9,846,232     8,656,847

Total Assets                        4,471,069     2,177,733     1,218,730       266,018     9,980,689   227,859,297   200,770,930

Liabilities

Cash overdraft                                                                                                             76,664
Payable for investment securities
  purchased                                                                                                 141,146       313,234
Due to other funds                                              1,218,730                      47,341     2,323,102     1,271,687
Participant loans pending
  distribution                                                                                                            344,205

Total Liabilities                      --            --         1,218,730        --            47,341     2,464,248     2,005,790

Net assets representing
  plan equity                    $  4,471,069  $  2,177,733  $     --      $    266,018  $  9,933,348  $225,395,049  $198,765,140

                        The accompanying notes are an integral part of this financial statement.

Shawmut National Corporation
Employees' Thrift Plan
Statement of Financial Condition
December 31, 1992
(with comparative totals at December 31, 1991)

                                                   Growth
                                                    and
                                     Fixed         Income                                    Stable
                                     Income        Equity       Savings        Stock         Return
                                      Fund          Fund          Fund          Fund          Fund

Assets

Investments, at
  market value                   $  7,979,144  $ 11,847,425  $ 62,196,325  $ 73,409,583  $ 25,409,013
Cash
Contributions receivable               35,556        52,735       228,114       112,204       109,219
Accrued interest and dividends         28,812        10,182     1,283,961         1,373       144,381
Receivable for investment
  securities sold                      19,533       205,582
Due from other funds                   83,516       438,809       295,029         4,794       177,948
Loans to plan members

Total Assets                        8,146,561    12,554,733    64,003,429    73,527,954    25,840,561

Liabilities

Cash overdraft                                       76,664
Payable for investment securities
  purchased                            27,033       124,622                                   143,748
Due to other funds
Participant loans pending
  distribution                         16,966        24,110       145,218        74,285        65,466

Total Liabilities                      43,999       225,396       145,218        74,285       209,214

Net assets representing
  plan equity                    $  8,102,562  $ 12,329,337  $ 63,858,211  $ 73,453,669  $ 25,631,347


                                     Small
                                 Capitalization
                                     Equity       Contribution   Restricted       Loan                   Totals
                                      Fund            Fund          Fund          Fund          1992          1991


Assets

Investments, at
  market value                   $  6,306,051   $    951,198                               $188,098,739  $141,784,461
Cash                                                           $    346,679  $     61,212       407,891     1,067,616
Contributions receivable               36,964                                                   574,792     1,130,872
Accrued interest and dividends          1,311          4,114                       46,394     1,520,528     1,645,854
Receivable for investment
  securities sold                      15,331                                                   240,446
Due from other funds                  271,591                                                 1,271,687       959,361
Loans to plan members                                                           8,656,847     8,656,847     5,973,598

Total Assets                        6,631,248        955,312        346,679     8,764,453   200,770,930   152,561,762

Liabilities

Cash overdraft                                                                                   76,664
Payable for investment securities
  purchased                            17,831                                                   313,234
Due to other funds                                   955,312                      316,375     1,271,687       959,361
Participant loans pending
  distribution                         18,160                                                   344,205       218,209

Total Liabilities                      35,991        955,312            --        316,375     2,005,790     1,177,570

Net assets representing
  plan equity                    $  6,595,257  $         --    $    346,679  $  8,448,078  $198,765,140  $151,384,192


                        The accompanying notes are an integral part of this financial statement.


Shawmut National Corporation
Employees' Thrift Plan
Statement of Income and Changes in Plan Equity
December 31, 1993

                                                   Growth
                                                    and                                                     Small
                                     Fixed         Income                                     Stable     Capitalization
                                     Income        Equity       Savings         Stock         Return        Equity
                                      Fund          Fund          Fund          Fund           Fund          Fund

Investment Activities
Investment income                $    692,996  $    958,410  $  2,038,170  $   1,985,481  $  1,622,581  $    396,374
Realized and unrealized gains
  and losses on investments:
    Realized gains (losses)            12,882        34,764      (389,036)        71,363                       7,238
    Unrealized appreciation
      (depreciation)                  132,247       549,357       167,333     13,007,695                     479,707

Increase from investment
  activities                          838,125     1,542,531     1,816,467     15,064,539     1,622,581       883,319

Contributions:
  Members                           1,368,317     2,286,747     3,114,141      3,032,272     3,277,836     1,736,447
  Employer                            212,764       416,612       541,794      4,058,858       471,755       363,950
Distributions to members             (608,218)     (902,686)   (7,167,069)    (6,770,681)   (3,103,335)     (426,522)
Net transfers among funds           2,272,350     3,698,415   (17,576,884)    (1,278,095)    5,347,602     2,442,566

Increase (decrease) in plan equity  4,083,338     7,041,619   (19,271,551)    14,106,893     7,616,439     4,999,760
Plan equity, beginning of year      8,102,562    12,329,337    63,858,211     73,453,669    25,631,347     6,595,257

Plan equity, end of year         $ 12,185,900  $ 19,370,956  $ 44,586,660  $  87,560,562  $ 33,247,786  $ 11,595,017



                                     Prime        Limited
                                     Money          Term
                                     Market        Income     Contribution   Restricted        Loan
                                      Fund          Fund          Fund          Fund           Fund         Total

Investment Activities

Investment income                $     28,280  $     32,550  $     25,263  $      21,136  $    561,593  $  8,362,834
Realized and unrealized gains
  and losses on investments:
    Realized gains (losses)                             (65)                                                (262,854)
    Unrealized appreciation
      (depreciation)                                (19,467)                                              14,316,872

Increase from investment
  activities                           28,280        13,018        25,263         21,136       561,593    22,416,852

Contributions:
  Members                           2,067,330        84,576                                               16,967,666
  Employer                            354,319        20,049                                                6,440,101
Distributions to members              (39,218)      (25,483)                    (101,797)      (49,701)  (19,194,710)

Net transfers among funds           2,060,358     2,085,573       (25,263)                     973,378        --

Increase (decrease) in plan equity  4,471,069     2,177,733        --            (80,661)    1,485,270    26,629,909
Plan equity, beginning of year         --            --            --            346,679     8,448,078   198,765,140

Plan equity, end of year         $  4,471,069  $  2,177,733  $     --      $     266,018  $  9,933,348  $225,395,049


                        The accompanying notes are an integral part of this financial statement.

Shawmut National Corporation
Employees' Thrift Plan
Statement of Income and Changes in Plan Equity
December 31, 1992

                                                   Growth
                                                    and
                                     Fixed         Income                                    Stable
                                     Income        Equity       Savings        Stock         Return
                                      Fund          Fund          Fund          Fund          Fund

Investment Activities
Investment income                $    588,660  $    381,663  $  3,830,095  $     17,622  $  1,572,487
Realized and unrealized gains
  and losses on investments:
    Realized gains (losses)           (46,922)      577,767      (443,807)      228,925
    Unrealized appreciation
      (depreciation)                   39,179       117,227      (311,196)   37,371,966

Increase from investment
  activities                          580,917     1,076,657     3,075,092    37,618,513     1,572,487

Contributions:
  Members                             973,180     1,452,697     6,110,572     1,950,433     2,904,177
  Employer                            142,053       248,012     1,074,065     4,190,923       338,916
Distributions to members             (593,617)     (927,029)   (8,493,596)   (6,226,287)   (2,642,163)
Net transfers among funds            (425,460)      569,103       236,109    (2,488,444)       74,597

Increase (decrease) in plan equity    677,073     2,419,440     2,002,242    35,045,138     2,248,014
Plan equity, beginning of year      7,425,489     9,909,897    61,855,969    38,408,531    23,383,333

Plan equity, end of year         $  8,102,562  $ 12,329,337  $ 63,858,211  $ 73,453,669  $ 25,631,347



                                     Small
                                  Capitalization
                                     Equity     Contribution   Restricted       Loan
                                      Fund          Fund          Fund          Fund         Total

Investment Activities

Investment income                $     58,779  $     28,845  $     29,077  $    513,181  $  7,020,409
Realized and unrealized gains
  and losses on investments:
    Realized gains (losses)           655,198                                                 971,161
    Unrealized appreciation
      (depreciation)                  230,623                                              37,447,799

Increase from investment
  activities                          944,600        28,845        29,077       513,181    45,439,369

Contributions:
  Members                             916,714       951,193                                15,258,966
  Employer                            198,677                                               6,192,646
Distributions to members             (500,875)                   (126,466)                (19,510,033)

Net transfers among funds             939,947      (980,038)                  2,074,186        --

Increase (decrease) in plan equity  2,499,063        --           (97,389)    2,587,367    47,380,948
Plan equity, beginning of year      4,096,194        --           444,068     5,860,711   151,384,192

Plan equity, end of year         $  6,595,257  $     --      $    346,679  $  8,448,078  $198,765,140


                        The accompanying notes are an integral part of this financial statement.



Shawmut National Corporation
Employees' Thrift Plan
Statement of Income and Changes in Plan Equity
December 31, 1991

                                                   Growth
                                                    and
                                     Fixed         Income                                      Stable
                                     Income        Equity        Savings         Stock         Return
                                      Fund          Fund          Fund           Fund           Fund

Investment Activities
Investment income                $    521,865  $    319,363  $   4,304,199  $      21,422  $     291,425
Realized and unrealized gains
  and losses on investments:
    Realized gains (losses)                           4,623        (77,483)      (978,063)     1,404,297
    Unrealized appreciation           467,151     1,514,009         76,203     17,540,946

Increase from investment
  activities                          989,016     1,837,995      4,302,919     16,584,305      1,695,722

Contributions:
  Members                             965,890     1,104,879      6,992,393      2,448,378      3,310,062
  Employer                             61,115        93,604        667,027      5,248,064        189,687
Distributions to members             (385,658)     (474,427)    (6,804,279)    (2,293,615)    (1,854,354)
Net transfers among funds             272,400       201,974        985,052        356,193     (1,493,171)

Increase (decrease) in plan equity  1,902,763     2,764,025      6,143,112     22,343,325      1,847,946
Plan equity, beginning of year      5,522,726     7,145,872     55,712,857     16,065,206     21,535,387

Plan equity, end of year         $  7,425,489  $  9,909,897  $  61,855,969  $  38,408,531  $  23,383,333


                                     Small
                                  Capitalization
                                     Equity     Contribution   Restricted        Loan
                                      Fund          Fund          Fund           Fund           Total

Investment Activities

Investment income                $     52,883  $      3,000  $      39,561  $     500,013  $   6,053,731
Realized and unrealized gains
  and losses on investments:
    Realized gains (losses)             4,042                                                    357,416
    Unrealized appreciation         1,010,738                                                 20,609,047

Increase from investment
  activities                        1,067,663         3,000         39,561        500,013     27,020,194

Contributions:
  Members                             723,770       396,378                                   15,941,750
  Employer                             67,969                                                  6,327,466
Distributions to members             (222,751)                    (154,806)       (79,316)   (12,269,206)
Net transfers among funds              45,802      (399,378)                       31,128        --

Increase (decrease) in plan equity  1,682,453        --           (115,245)       451,825     37,020,204

Plan equity, beginning of year      2,413,741        --            559,313      5,408,886    114,363,988

Plan equity, end of year         $  4,096,194  $     --      $     444,068  $   5,860,711  $ 151,384,192


                        The accompanying notes are an integral part of this financial statement.


               Shawmut National Corporation
               Employees' Thrift Plan
               Notes to Financial Statements


               1. Description of the Plan

                  The Shawmut National Corporation Employees' Thrift Plan (the "Plan") is a defined contribution plan established by Shawmut National Corporation (the "Corporation") effective January 1, 1989 to encourage employees to systematically save for retirement. Members of the Plan are employees of the Corporation and its participating subsidiaries who have met certain requirements as to age and length of service.

                  Members of the Plan are eligible to contribute from 1% to 12% of their compensation; however, a member may not contribute more than $7,000, as adjusted annually for a cost of living adjustment factor, in any calendar year ($8,994 in 1993). Members of the Plan may, under certain circumstances, make a rollover contribution. Members are eligible to apply for a loan from the Plan in an amount not less than $1,000 and not more than the lesser of 50% of their available account balance, or $50,000 minus the member's highest outstanding loan balance in the twelve months preceding the date of the loan. Members' contributions are made by means of payroll deductions and are paid into the Plan on a semi-monthly basis. Such contributions are invested, at the election of the members, among various investment alternatives. As described below, certain of the funds invest in shares representing an interest in an investment portfolio of The Shawmut Funds, a family of open-end mutual funds having various investment objectives. Participants may elect to invest contributions among any of the following:

               Fixed Income Fund (formerly the Bond Fund) -
                  Invests in the Shawmut Fixed Income Fund, a mutual fund sponsored by Shawmut Bank, N.A., which maintains a portfolio of investment grade government and corporate bonds designed to provide current income. Prior to December 11, 1992, funds were invested in a common trust fund sponsored by Shawmut Bank, N.A. At the close of business on December 11, 1992, substantially all of the net assets held in the common trust fund were transferred to the mutual fund.

               Growth and Income Equity Fund (formerly the Equity Fund)-
                  Invests in the Shawmut Growth and Income Equity Fund, a mutual fund sponsored by Shawmut Bank, N.A., which invests in equity securities and is designed to provide a high total return through long-term capital appreciation and current income. Prior to December 11, 1992, funds were invested in a common trust fund sponsored by Shawmut
                  Bank, N.A. At the close of business on December 11, 1992, substantially all of the net assets held in the common trust fund were transferred to the mutual fund.

               Savings Fund -
                  Invests in collective trust funds and high grade short-term U.S. government debt. At the close of business on January 31, 1994 the Savings Fund was no longer an investment alternative of the Plan. Members of the Plan who had amounts invested in the Savings Fund were allowed to transfer amounts in their participant accounts to any of the other investment alternatives of the Plan. Amounts remaining in the Savings Fund at the close of business on January 31, 1994 were transferred to the Prime Money Market Fund.

               Shawmut National Corporation
               Employees' Thrift Plan
               Notes to Financial Statements

               Stock Fund -
                  Invests in the common stock of the Corporation.

               Stable Return Fund -
                  Invests in the Stable Return Fund, a collective trust fund which invests in short-term money market instruments.

               Small Capitalization Equity Fund -
                  Invests in the Shawmut Small Capitalization Equity Fund, a mutual fund sponsored by Shawmut Bank, N.A., which invests in emerging growth stocks and stocks of small to medium-sized companies. Prior to December 11, 1992, funds were invested in a common trust fund sponsored by Shawmut Bank, N.A. At the close of business on December 11, 1992, substantially all of the net assets held in the common trust fund were transferred to the mutual fund.

               Prime Money Market Fund -
                  Invests in the Shawmut Prime Money Market Fund, a short-term money market mutual fund sponsored by Shawmut Bank, N.A., whose objective is maintaining a diversified portfolio of short-term money market instruments to obtain current income, consistent with stability of principal and liquidity.

               Limited Term Income Fund -
                  Invests in the Shawmut Limited Term Income Fund, a mutual fund sponsored by Shawmut Bank, N.A., which invests in a portfolio of income producing securities having an average maturity of three years or less with the objective of obtaining current income consistent with low principal volatility and total return.

               Contribution Fund -
                  Invests in the Shawmut Prime Money Market Fund, a short-term money market mutual fund sponsored by Shawmut Bank, N.A. The fund is used as a temporary clearing account for contributions to be invested in the funds elected by members.

               Restricted Fund -
                  Invests in a cash savings account and represents amounts payable to former participants of the Plan as described in Note 2.

               In addition to the primary investments discussed above, each Fund may invest in the Shawmut Prime Money Market Fund, a short-term money market mutual fund sponsored by Shawmut Bank, N.A. Amounts invested by the Funds in this money market fund are short-term clearing funds pending investment in the primary investment vehicle.

               Members of the Plan may change their investment election or transfer portions of their interest monthly to any other fund in increments of 10% of the member's contribution or fund balance. Requests for such changes in members' investment election must be submitted no later than the tenth day of the month preceding the month for which changes are to be effective.

               Shawmut National Corporation
               Employees' Thrift Plan
               Notes to Financial Statements



                  Monthly employer contributions are made by the Corporation in amounts ranging from forty to sixty percent of the member's contribution up to 6% of compensation. Employer contribution percentages are based on the member's length of service. Members of the Plan can elect to have their employer contribution invested in any of the funds. Participants are fully vested in their accounts at all times.

                  Distributions from the Plan are made from the member's account and are payable in cash (all funds) or stock (Stock Fund).

                  The Corporation currently anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan.

                  All expenses incurred in the administration of the Plan are paid by the Corporation.

                  The approximate number of employees participating in the Plan at December 31, 1993 and December 31, 1992 were as follows:

                                                 December 31,      December 31,
                                                    1993              1992

                  Fixed Income Fund                 2,498             1,998
                  Growth and Income Equity Fund     3,078             2,093
                  Savings Fund                      4,447             5,897
                  Stock Fund                        7,038             7,092
                  Stable Return Fund                3,874             3,661
                  Small Capitalization Equity Fund  2,395             1,572
                  Prime Money Market Fund           3,431               --
                  Limited Term Income Fund            376               --


                  The funds listed above may have the same participants invested in more than one of the funds.

               2. Summary of Accounting
                  Policies

                  Investment valuation and income

                  Shawmut National Corporation common stock is valued at the closing bid price. Investments in units of participation in collective trusts are valued at the respective reported net asset values as determined by the Trustee. Investments in mutual funds are valued at the respective reported net asset values as determined by a published source.

               Shawmut National Corporation
               Employees' Thrift Plan
               Notes to Financial Statements


                  Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The
                  Plan changed its method of reporting realized gains and losses on the sale of common stock, mutual funds and units of participation on collective trust funds during 1991, to be in conformity with Department of Labor reporting requirements. This new reporting method requires realized gains and losses to be recorded as sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Unrealized gains and losses are based on the current value of investments held at the end of the year less the current value at the beginning of the year or acquisition cost if acquired during the year. This change had no effect on the aggregate amount of realized and unrealized gains and losses on the sale of investments but only affects the classification be unrealized portions.

                  Contributions and distributions

                  Contributions and distributions are recognized on the accrual basis of accounting.

                  Loans to participants

                  Loans to participants are stated at the principal amount outstanding. Interest income is recognized on the effective interest method based upon the principal amount outstanding.

                  Federal income taxes

                  The Plan is intended to be tax qualified under section 401 (a) and tax exempt under section 501 (a) of the Internal Revenue Code (IRC). The Administrator is in the process of submitting the Plan to the Internal Revenue Service for a favorable determination letter. The Plan Administrator has represented that the Plan is being operated in accordance with all applicable provisions of the Internal Revenue Code and Employee Retirement Income Security Act of 1974. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements.

                  Members are not subject to federal income taxes on the Corporation's contributions or on their contributions or on income accruing to their accounts until distributions are made from the Plan. Plan distributions are taxable as ordinary income, although lump sum distributions (as defined in the IRC) may be eligible for favorable tax treatment.

               Shawmut National Corporation
               Employees' Thrift Plan
               Notes to Financial Statements


                  Restricted Fund

                  Restricted cash of $266,018 and $346,679 at December 31,
                  1993 and 1992, respectively, represents amounts payable to former participants of the Shawmut Corporation Employees' Thrift Plan who have terminated employment and elected payment of their benefits in a manner other than a lump-sum distribution. These amounts have been segregated from the Plan and individual savings accounts have been established at Shawmut Bank Connecticut, N.A. and Shawmut Bank, N.A. The amounts may not be invested in the employee elective investment options of the Plan nor may these participants receive the benefit of any future employer contributions. Amounts invested in the individual savings accounts earn interest for the participants which is included in the Statement of Income and Changes in Plan Equity under the caption "Investment income". The net change in the balances held in these accounts, exclusive of interest earned, is included in the Statement of Income and Changes in Plan Equity under the caption "Distributions to members".

                  Terminated Employees' Benefits

                  In accordance with guidelines addressing the accounting method for terminated employees' benefit payment obligations, the Plan changed its method of accounting during 1992 retroactive to January 1, 1990. The accounting method recognizes benefit distributions to terminated employees on a cash basis, whereas such obligations were previously recognized as a liability of the Plan.


Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements

3. Investments at December 31, 1993
  Plan investments at December 31, 1993 are as follows:
                                                                          (000's)
                                                   Shares           Cost           Value

  FIXED INCOME FUND

    Mutual Funds
    Shawmut Prime Money Market Fund                   32,897  $           33  $           33

    Shawmut Fixed Income Fund                      1,150,260          11,708          11,871

      Total Fixed Income Fund                                 $       11,741  $       11,904

  GROWTH AND INCOME EQUITY FUND

    Mutual Funds

    Shawmut Prime Money Market Fund                   49,476  $           49  $           49

    Shawmut Growth and Income Equity Fund          1,766,060          17,956          18,615

      Total Growth and Income Equity Fund                     $       18,005  $       18,664

                                                  Units of
  SAVINGS FUND                                 Participation

    Pooled Investment Funds

    Chase Institutional Money Market              40,590,038  $       40,590  $       40,590

    U.S. Government - Short-term               Face Value

    U.S. Treasury Bill, 1/13/94                    5,000,000           4,829           4,996

      Total Savings Fund                                      $       45,419  $       45,586

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements

                                                                          (000's)
                                                   Shares           Cost           Value

  STOCK FUND

    Mutual Funds

    Shawmut Prime Money Market Fund                  460,495  $          460  $          460

    Common Stock

    Shawmut National Corporation                   3,940,491          51,422          85,706


      Total Stock Fund                                        $       51,882  $       86,166

  STABLE RETURN FUND

    Mutual Funds

    Shawmut Prime Money Market Fund                  448,879  $          449  $          449

                                                  Units of
    Pooled Investment Funds                    Participation

    Stable Return Fund - Employee Benefit         32,440,015          32,440          32,440

      Total Stable Return Fund                                $       32,889  $       32,889


                                                   Shares

  SMALL CAPITALIZATION EQUITY FUND

    Mutual Funds

    Shawmut Prime Money Market Fund                   37,543  $           38  $           38

    Shawmut Small Capitalization Equity Fund       1,025,403          10,443          11,135

      Total Small Capitalization Equity Fund                  $       10,481  $       11,173

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements

                                                                          (000's)
                                                   Shares           Cost           Value

  PRIME MONEY MARKET FUND

  Mutual Funds

  Shawmut Prime Money Market Fund                  3,917,822  $        3,918  $        3,918


  LIMITED TERM INCOME FUND

  Mutual Funds

  Shawmut Prime Money Market Fund                      5,355  $            5  $            5

  Shawmut Limited Term Income Fund                   215,686           2,163           2,144

    Total Limited Term Income Fund                            $        2,168  $        2,149



  CONTRIBUTION FUND

    Mutual Funds

    Shawmut Prime Money Market Fund                1,213,710  $        1,214  $        1,214


  Total Investments at
  December 31, 1993                                           $      177,717  $      213,663

  Investment sales and distributions of Shawmut National Corporation common stock in 1993, 1992 and 1991 were as follows:

                                                   Value
                                               or Proceeds of                     Realized
                                                Distribution        Cost        Gain/(Loss)
      1993 - 21,038 shares                    $      458,910  $      387,547  $       71,363

      1992 - 50,675 shares                    $      700,052  $      471,127  $      228,925

      1991 - 169,945 shares                   $    1,118,308  $    2,096,371  $     (978,063)

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements

The fair value of individual investments that represent more than five percent of the Plan's net assets at the beginning of the Plan year are as follows:
                                                                     (000's)
December 31, 1993
  Shawmut Fixed Income Fund (Mutual Fund)                     $       11,871
  Shawmut Growth and Income Equity Fund (Mutual Fund)                 18,615
  Chase Institutional Money Market (Pooled Fund)                      40,590
  Shawmut National Corporation Common Stock                           85,706
  Stable Return Fund (Pooled Fund)                                    32,440
  Shawmut Small Capitalization Equity Fund (Mutual Fund)              11,135

December 31, 1992

  Shawmut Fixed Income Fund (Mutual Fund)                     $        7,967
  Shawmut Growth and Income Equity Fund (Mutual Fund)                 11,847
  Shawmut National Corporation Common Stock                           73,404
  Stable Return Fund-Employee Benefit (Pooled Fund)                   25,363

  Changes in unrealized appreciation (depreciation) in market value of investments during 1993 are summarized as follows:
                                                 December 31,       Change       December 31,
                                                        1992    During Year             1993

  Fund
  Fixed Income                                $       39,000  $      124,000  $      163,000

  Growth and Income Equity                           117,000         542,000         659,000

  Savings                                           (311,000)        478,000         167,000

  Stock                                           21,970,000      12,314,000      34,284,000

  Stable Return

  Small Capitalization Equity                        231,000         461,000         692,000

  Prime Money Market

  Limited Term Income                                                (19,000)        (19,000)

  Contribution

    Total                                     $   22,046,000  $   13,900,000  $   35,946,000

  As a result of the change in the method of reporting realized gains and losses as described in Note 2, unrealized appreciation (depreciation) recorded in previous years for investments sold in the current year are omitted in determining the unrealized appreciation (depreciation) for the current year.

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements

 4. Investments at December 31, 1992

     Plan investments at December 31, 1992 are as follows:
                                                                          (000's)
                                                   Shares           Cost           Value
  FIXED INCOME FUND

    Mutual Funds
    Shawmut Fixed Income Fund                        792,771  $        7,928  $        7,967

    Shawmut Prime Money Market Fund                   11,796              12              12

      Total Fixed Income Fund                                 $        7,940  $        7,979

  GROWTH AND INCOME EQUITY FUND

    Mutual Funds

    Shawmut Growth and
      Income Equity Fund                           1,173,012  $       11,730  $       11,847

      Total Growth and Income Equity Fund                     $       11,730  $       11,847

  SAVINGS FUND                                                                    (000's)
                                                                                   Value
    Savings Certificates

      Face value and cost approximate value

      Bank Delaware Wilmington, 4.350%, 1/07/93                               $        2,500

      Central Bank Alabama, 4.50%, 1/08/93                                             2,500

      LaSalle National Bank, 4.330%, 1/25/93                                           2,500

      Provident National Bank, 8.80%, 1/29/93                                          1,040

      First Wisconsin National Bank, 4.875%, 3/10/93                                   2,500

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements

  SAVINGS FUND (continued)                                                        (000's)
                                                                                   Value

      First National Bank Maryland, 4.50%, 4/23/93                            $        2,500

      Sears Savings Bank, 4.90%, 4/01/93                                               2,500

      First Union National Bank N.C., 9.30%, 2/15/93                                   2,587

      Boston Safe Deposit and Trust Co., 4.150%, 7/01/93                               2,500

      Amsouth Bank Alabama, 3.83%, 7/16/93                                             1,500

      Amsouth Bank Alabama, 3.70%, 7/16/93                                             1,000

      Bank of Boston Corporation, 4.150%, 7/21/93                                      2,000

      Security Pacific Bank, 9.750%, 5/03/93                                           2,092

      New York Bank and Trust, 3.60%, 8/12/93                                          2,500

      Old Kent Bank Grand Rapids, 3.490%, 3/01/93                                      2,500

      Mercantile Safe Deposit and Trust, 3.60%, 6/01/93                                2,000

      Massachusetts Company, 3.50%, 2/04/93                                            2,500

      Central Fidelity Bank Virginia, 3.950%, 12/21/93                                 2,500

      First Deposit National Bank, 3.839%, 10/01/93                                    2,500

                                                                              $       42,219

  U.S. Government - Short Term                      Face                  (000's)
                                                   Value            Cost           Value

  U.S. Treasury Notes, 7.125%, 3/31/93        $    5,000,000  $        5,119  $        5,044

  U.S. Treasury Notes, 7.000%, 6/30/93             2,500,000           2,573           2,543

  U.S. Treasury Notes, 6.125%, 9/30/93             4,000,000           4,116           4,074

  U.S. Treasury Notes, 8.750%, 1/15/93             5,000,000           5,172           5,008

                                              $   16,500,000  $       16,980  $       16,669

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements

                                                  Units of                (000's)
  SAVINGS FUND (continued)                     Participation        Cost           Value

  Pooled Investment Funds

    Chase Institutional Money Market               3,307,506  $        3,308  $        3,308

      Total Savings Fund                                      $       62,507  $       62,196

  STOCK FUND                                       Shares

    Shawmut National Corporation
      Common Stock                                 3,994,746  $       51,434  $       73,404

                                                  Units of
    Mutual Funds                               Participation

      Shawmut Prime Money Market Fund                  6,128               6               6

        Total Stock Fund                                      $       51,440  $       73,410

  STABLE RETURN FUND

    Mutual Funds

      Stable Return Fund -
        Employee Benefit                          25,362,615  $       25,363  $       25,363

      Shawmut Prime Money Market Fund                 46,398              46              46

        Total Stable Return Fund                              $       25,409  $       25,409

  SMALL CAPITALIZATION EQUITY FUND

    Mutual Funds

      Shawmut Small Capitalization Fund              607,003  $        6,070  $        6,301

      Shawmut Prime Money Market Fund                  5,364               6               6

        Total Small Capitalization Equity Fund                $        6,076  $        6,307

Shawmut National Corporation
Employees' Thrift Plan
Notes to Financial Statements

                                                  Units of                (000's)
                                               Participation        Cost           Value

  CONTRIBUTION FUND

    Mutual Funds

      Shawmut Prime Money Market Fund                951,198  $          951  $          951

  Total Investments at
  December 31, 1992                                           $      166,053  $      188,099


               Report of Independent Accountants
                 on Additional Information


               April 22, 1994

               To the Plan Administration Committee
                and Members of the
                Shawmut National Corporation
                Employees' Thrift Plan



               In our opinion, the accompanying schedule of transactions in excess of five percent of investment value is fairly stated in all material respects in relation to the basic financial statements, taken as a whole, of the Shawmut National Corporation Employees' Thrift Plan for the year ended December 31, 1993 which is covered by our report dated April 22, 1994 presented in the first section of this document. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. This information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements.

               (Price Waterhouse)
               Hartford, Connecticut

Shawmut National Corporation
Employees' Thrift Plan
Schedule of Transactions in Excess of Five Percent of Investment Value *
December 31, 1993

                                                                      Number of
Purchases                                                            Transactions        Cost
Shawmut Prime Money Market Fund                                                65  $   34,343,024

Chase Institutional Money Market                                               23     100,694,343


*  The five percent limitation was determined using the value of the net assets at January 1, 1993.

                                        Number of                                        Net
Sales                                   Transactions     Cost          Proceeds      Gain/(Loss)

Shawmut Prime Money
  Market Fund                                  68  $   33,378,066  $   33,378,066  $      --

Chase Institutional
  Money Market                                 24      63,424,301      63,424,301         --


*  The five percent limitation was determined using the value of the net assets at January 1, 1993.

[TEXT]
                                    SIGNATURES


            Pursuant to the requirement of the Securities Exchange act of 1934, the Plan Administrator which administers the plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          SHAWMUT NATIONAL CORPORATION
                                          EMPLOYEES' THRIFT PLAN



                                          By:    (Susan A. Rottner)
                                             ------------------------
                                                Susan A. Rottner
                                                Committee Member, Plan
                                                 Administrator

            Date:  April 28, 1994

                                  EXHIBIT INDEX
                FILED AS A PART OF THIS ANNUAL REPORT ON FORM 11-K


            Designation              Description                    Page

            23                Consent of Independent Accountants     27